[Total Letterhead]

TOTAL S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R § 200.83

September 10, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: H. Roger Schwall

Re:	Total S.A. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-10888)

Dear Mr. Schwall:

Thank you for your letter dated July 26, 2007, setting forth the Staff’s comment relating to our Annual Report on Form 20-F for the year ended December 31, 2006. Set forth below is the response of Total S.A. (the “Company”) to the Staff’s comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2006

Supplemental Oil and Gas Information, page S-1

Estimated Proved Reserves of Crude Oil and Natural Gas, page S-7

1.	Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only “where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added).” It appears that the 2006 proved developed gas reserves attributed to your equity affiliates and non-consolidated companies – 1,331 billion cubic feet – comprise about 20% of the total proved gas reserves for the same entities – 6,473 billion cubic feet. Please explain/illustrate to us how these PUD reserves are compliant with the requirements of Rule 4-10(a)(4) of Regulation S-X. You may include engineering and geological exhibits in support such as maps, well logs, well tests etc.

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In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the enclosed material to the undersigned at (011)331.4744.4361 or Richard G. Asthalter of Sullivan & Cromwell LLP at (011)331.7304.1000 or their colleagues listed below.

Very truly yours,

/s/ Robert Castaigne
Robert Castaigne

(Attachments)

cc:	Ronald Winfrey Mark Wojciechowski (Securities and Exchange Commission)

Hervé Jaskulké
Thierry Reveau de Cyrières
Matthew Clayton
(Total S.A.)

Richard G. Asthalter
(Sullivan & Cromwell LLP)

Annex A

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Annex B

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]